Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com
Resident Hong Kong Partners
James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *
Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

August 29, 2024

Re:	Chagee Holdings Limited (CIK: 0002013649) Responses to the Staff’s Comments on the Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted July 11, 2024

Confidential

Stephen Kim

Suying Li

Rebekah Reed

Lilyanna Peyser

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Chagee Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 26, 2024 on the Company’s Amendment No. 3 Draft Registration Statement on Form F-1 confidentially submitted on July 11, 2024 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 4 to the Draft Registration Statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”). The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms not defined herein shall have the meaning given to them in the Revised Draft Registration Statement.

Along with this submission, the Company also included certain exhibits and its unaudited consolidated financial statements for the six months ended and as of June 30, 2024 in the Revised Draft Registration Statement.

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Amendment No. 3 to Draft Registration Statement on Form F-1 submitted July 11, 2024

Risk Factors

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Risks Relating to the ADSs and This Offering

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country..., page 63

1.	Revised disclosure in the Management section beginning at page 143 indicates that you intend to rely on certain exemptions from Nasdaq listing requirements at the time this offering is consummated, including the requirement that you have a majority independent board of directors. Please revise this risk factor and elsewhere as appropriate, including the cover page and prospectus summary, to reflect that you intend to rely on such exemptions. Clarify whether you are relying on any exemptions from requirements related to board committee composition, and if so, disclose this as well.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 14 and 65 of the Revised Draft Registration Statement.

General

2.	We note the changes you have made to your disclosure appearing on the cover page, prospectus summary, and risk factor sections relating to legal and operational risks associated with operating in China and PRC regulations. As examples only, you have removed the statement that rules and regulations in China can change "quickly with little advance notice," that the Chinese government may intervene or influence your operations "at any time," that there are "uncertainties" with the Chinese legal and regulatory system, and that funds in the PRC may not be available due to "interventions in or the imposition of restrictions and limitations...by the PRC government..." It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was submitted June 3, 2024 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risks. Please restore your disclosures in these areas to the disclosures as they existed in the draft registration statement as of June 3, 2024.

In response to the Staff’s comment, the Company has restored the disclosures on pages 6, 7, 8, 9, 11, 12, 13, 32, 34, 39, 44, 45, 46, 47, 48, 49, 51, 53, 54, 55, 56, 75, 93 and F-43 of the Revised Draft Registration Statement to the disclosures as they existed in the draft registration statement as of June 3, 2024.

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August 29, 2024	2

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) and Kevin Zhang at +852 2533-3384 (kevin.zhang@davispolk.com).

Thank you again for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:	Mr. Junjie Zhang, Chief Executive Officer

Chagee Holdings Limited

Ms. Shuang Zhao, Partner

Cleary Gottlieb Steen & Hamilton LLP

Mr. Robert Derrett, Partner

PricewaterhouseCoopers Zhong Tian LLP

August 29, 2024	3